Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Reports Third Quarter 2020 Production of 39,788 Gold Eq Ounces

Vancouver – October 9, 2020 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or “the Company”) announces third quarter (Q3) 2020 production results from its three 100% owned mines: Tucano in Brazil, and Topia and the Guanajuato Mine Complex (GMC) in Mexico. Consolidated quarterly production totalled 39,788 gold equivalent ounces (Au eq oz), positioning Great Panther on track to meet full-year 2020 guidance of 146,000 to 158,000 Au eq oz.

Q3 2020 Highlights

•	Produced 39,788 Au eq oz on a consolidated basis – a 3% increase over Q2 2020 – including 34,030 gold ounces (Au oz) and 375,427 silver ounces (Ag oz)
•	Produced 93,401 Au oz at Tucano for the nine months ended September 30, 2020, 4% higher than for the same period in 2019
•	On track to meet 2020 full year guidance of 146,000 to 158,000 Au eq oz

Great Panther President and CEO Rob Henderson commented, “We delivered a solid quarter of steady state operations at all of our mines in Q3, in spite of the challenges of managing COVID-19. As Tucano transitioned from Urucum Central North to mining in the southern pits, throughput was slightly lower, but operations remain on track to meet full year guidance. In Mexico, both mines reported a full quarter of operations despite challenging conditions related to controls in place for COVID-19. All in, the mines are operating well, while we continue to put the health and safety of our people and communities first and foremost.”

Q3 2020 production results are preliminary and subject to adjustment with Great Panther’s Q3 2020 earnings results, scheduled for release before market open on November 5, 2020. A conference call will follow at 9am PST/12pm EST.

COVID-19 Response

Great Panther has developed and implemented significant COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the regulatory agencies of each country in which it operates to ensure a safe work environment. Protocols include mandatory medical screening and testing on arrival at site, training sessions on health awareness and health and safety protocols, physical distancing and increased sanitation measures, and updated operating procedures. Specific areas have been prepared for the isolation, testing and care of employees showing COVID-19 symptoms. All confirmed cases of COVID-19 are in isolation and being monitored by Company health professionals with regular reports to health authorities.

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Q3 2020 Consolidated Operating Results

Consolidated Operating Results	Three months ended Sept 30, 2020	Three months ended Sept 30, 2019	Change	Nine months ended Sept 30, 2020	Nine months ended Sept 30, 2019	Change
Ore processed (tonnes)	5,752,684	6,973,859	-18%	19,036,700	16,966,867	12%
Gold eq production (oz) (1,2)	39,788	47,373	-16%	107,250	120,462	-11%
Gold production (oz)	34,030	39,652	-14%	99,329	99,712	0%
Silver production (oz)	375,247	418,032	-10%	892,616	1,106,131	-19%

(1) Gold equivalent ounces for 2020 are calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.0006412 and 1:0.0007554 for the price/ounce of gold to price/pound of lead and zinc, respectively.

(2) Gold equivalent ounces for 2019 were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

Tucano

Tucano Operating Results	Three months ended Sept 30, 2020	Three months ended Sept 30, 2019	Change	Nine months ended Sept 30, 2020	Nine months ended Sept 30, 2019	Change
Total material mined (tonnes)	5,687,291	6,908,097	-18%	18,877,807	16,767,564	13%
Total waste mined (tonnes)	5,305,426	6,360,015	-17%	17,759,678	15,127,838	17%
Ore mined (tonnes)	373,928	546,561	-32%	1,108,526	1,551,535	-29%
Ore processed (tonnes milled)	823,353	747,498	10%	2,457,187	2,213,380	11%
Au grade (g/t)	1.31	1.62	-19%	1.30	1.38	-6%
Au recovery (%)	92%	93%	-1%	91%	91%	0%
Gold production (oz)	31,803	36,317	-12%	93,401	89,686	4%

Tucano produced 31,803 Au oz in Q3 2020. Mining moved as planned from the Urucum Central North pit, where the ore is harder and typically higher grade, to mining softer ore in the TAP AB3 and Urucum Central South pits. Although plant throughput was 10% higher, this transition resulted in lower average grades and ounces. Mining of ore in Urucum Central North will resume following completion of a planned pit pushback.

Year to date at the end of Q3 2020, production at Tucano totalled 93,401 Au oz, 4% higher than 2019 as a result of higher rates of mining and plant throughput.

Tucano is on track to meet 2020 full year production guidance of 120,000 to 130,000 Au oz.

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Mexico Operations

Topia

Topia Operating Results	Three months ended Sept 30, 2020	Three months ended Sept 30, 2019	Change	Nine months ended Sept 30, 2020	Nine months ended Sept 30, 2019	Change
Ore processed (tonnes)	20,292	21,761	-7%	47,431	60,403	-21%
Ag grade (g/t)	353	418	-15%	355	382	-7%
Au grade (g/t)	0.85	0.86	0%	0.84	0.98	-14%
Ag recovery (%)	92.5%	93.8%	-1%	92.4%	93.7%	-1%
Au recovery (%)	55.5%	57.4%	-3%	55.1%	56.4%	-2%
Silver eq production (oz) (1,2)	383,897	501,469	-23%	906,322	1,335,862	-32%
Silver production (ounces)	213,320	274,225	-22%	499,927	695,805	-28%
Gold production (ounces)	308	344	-10%	708	1,077	-34%
Lead production (tonnes)	457	539	-15%	1,021	1,473	-31%
Zinc production (tonnes)	565	689	-18%	1420	1,926	-26%
Gold eq production (oz) (1,2)	4,266	6,268	-32%	10,070	16,698	-74%

(1) Silver equivalent ounces for 2020 are calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.05770751 and 1:0.06798419 for the price/ounce of silver to price/pound of lead and zinc, respectively.

(2) Silver equivalent ounces for 2019 were calculated using an 80:1 Ag:Au ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

Topia produced 383,897 Ag eq oz in Q3 2020, or 4,266 Au eq oz, which was lower than the same period of 2019 due to COVID-19 related delays on the delivery and installation of a key component for one of the mills which impacted processing. The component was received and installed in early October. Although COVID-19 impacted the supply of this component, the Topia community remains relatively unaffected by COVID-19.

Topia remains on track to meet 2020 full year production guidance of 1.2 to 1.3 million Ag eq oz.

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Guanajuato Mine Complex

GMC Operations Summary	Three months ended Sept 30, 2020	Three months ended Sept 30, 2019	Change	Nine months ended Sept 30, 2020	Nine months ended Sept 30, 2019	Change
Ore processed (tonnes)	45,101	44,001	2%	111,462	138,900	-20%
Ag grade (g/t)	131	119	10%	128	108	18%
Au grade (g/t)	1.59	2.47	-36%	1.74	2.34	-26%
Ag recovery (%)	85.5%	85.6%	0%	85.3%	84.7%	1%
Au recovery (%)	83.4%	85.4%	-2%	84.4%	85.2%	-1%
Silver eq production (oz) (1,2)	334,675	383,072	-13%	862,501	1,126,216	-23%
Silver production (oz)	161,927	143,807	13%	392,689	410,326	-4%
Gold production (oz)	1,919	2,991	-36%	5,220	8,949	-42%
Gold eq production (oz) (1,2)	3,719	4,788	-22%	9,583	14,078	-32%

(1) Silver equivalent ounces for 2020 are calculated using a 90:1 Ag:Au ratio.

(2) Silver equivalent ounces for 2019 were calculated using an 80:1 Ag:Au ratio

GMC produced 334,675 Ag eq oz in Q3 2020, or 3,719 Au eq oz. Operations were maintained throughout the quarter albeit at lower levels of production due to continued spread of COVID-19 in Guanajuato and measures and protocols to safeguard the workforce.

GMC remains on track to meet 2020 full year production guidance of 1.2 to 1.3 million Ag eq oz.

Mineral Reserve and Resource Updates

Great Panther also plans to release Mineral Reserve and Resource updates for its Tucano and GMC mines in the fourth quarter. These will incorporate the results of the Company’s 2020 drill programs. Exploration at Tucano is ongoing, with the current focus on near-mine mineralization and a regional tenement 20 kilometres from the existing plant.

Technical Disclosure

The technical information contained in this news release has been reviewed and approved by Neil Hepworth, Chartered Engineer UK, Chief Operating Officer, a Qualified Person for the purposes of National Instrument 43-101.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

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For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email: mbrown@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding 2020 production guidance and the Company’s ability to meet production guidance for Tucano, Topia and GMC, the Company’s plans to resume mining in the Urucum Central North pit following the planned pit pushback, the timeline for delivery of updated Mineral Resource and Reserve estimates for Tucano and GMC, the Company’s plans and timeline for geotechnical drilling and related results and the Company’s plans to pursue acquisition opportunities to complement its existing portfolio.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations at Tucano in accordance with the Company’s mine plan and in all operations without interruption due to COVID-19 or any other reason; the accuracy of the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner and maintained; the accuracy of the geological, operational and price and exchange rate assumptions on which the production guidance is based; operations not being disrupted by issues such as mechanical failures, labour disturbances or workforce shortages, illegal occupations or mining, seismic events, and adverse weather condition; and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political, regulatory, and social risks involving Great Panther’s operations in a foreign jurisdiction, developments with respect to COVID-19 that may impact the Company’s operations, including potential for further workforce shortages, or future orders of federal governments to curtail or cease mining operations, the inherent risk that estimates of mineral reserves and resources may not be accurate and accordingly that mine production will not be as estimated or predicted, as the Company’s mines do not have established mineral reserves, except for Tucano, the Company faces higher risks that anticipated rates of production will not be achieved, litigation risk, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather), operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, there is no assurance that the Company will be able to identify or complete acquisition opportunities and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

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